MANAGEMENT’S DISCUSSION AND ANALYSIS
FIRST QUARTER ENDED
March 31, 2026

SEABRIDGE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated May 13, 2026, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes as at and for the three months ended March 31, 2026. It should be read in conjunction with the Company's audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2025, and the 2025 Annual Information Form filed on SEDAR+ at www.sedarplus.ca. Other corporate documents are also available on SEDAR+ and EDGAR, as well as the Company’s website www.seabridgegold.com. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Note Regarding Forward-Looking Statements" in this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell interests in projects or to secure equity and other financings. All dollar figures are in Canadian dollars unless otherwise stated. Figures in some tables may not add due to rounding.
The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026, and the comparative periods have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

COMPANY OVERVIEW
Seabridge Gold Inc. is engaged in acquiring, exploring, and advancing mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company’s objective is to provide its shareholders with exceptional leverage to rising gold prices, while also offering additional exposure to copper through the significant copper resources it has acquired and discovered.
The Company’s strategy is to increase its mineral resources through exploration, rather than to develop and operate mines on its own. The Company intends to sell projects or participate in joint ventures with major mining companies as projects advance toward production. Since inception in 1999, Seabridge has acquired interests in numerous gold projects situated in North America with its principal project being the KSM property located in British Columbia. The KSM Project contains one of the world’s largest endowments of gold and copper mineral reserves and mineral resources. The Company also holds a 100% interest in the Bronson Corridor Project (formerly known as Iskut Project) in British Columbia, the 3 Aces Project in Yukon, and the Snowstorm Project in Nevada. Seabridge also owns the prospective Courageous Lake property located in the Northwest Territories, which is intended to be spun out to shareholders in 2026. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM and Bronson Corridor.
Seabridge’s common shares trade in Canada on the Toronto Stock Exchange ("TSX") under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

FIRST QUARTER 2026 HIGHLIGHTS

•Provided an Updated Mineral Resource Estimate for the KSM Project that increased Measured and Indicated Mineral Resources by 6.8 million ounces of gold, 1.5 billion pounds of copper, 42.7 million ounces of silver and 93 million pounds of molybdenum (6,255 million tonnes at 0.48 g/t Au, 0.15% Cu, 2.3 g/t Ag and 61 ppm Mo) and Inferred Mineral Resources by 12.9 million ounces of gold, 4.2 billion pounds of copper, 108.8 million ounces of silver and 140 million pounds of molybdenum (8,469 million tonnes at 0.31 g/t Au, 0.23% Cu, 2.1 g/t Ag and 32.5 ppm Mo).
•Continued to advance the spin-out to Seabridge shareholders of its subsidiary which will own a 100% interest in the Courageous Lake gold project located in the Northwest Territories, Canada. Subsequent to quarter end, the Proxy Circular was mailed to shareholders regarding the planned vote on May 22, 2026 on whether to approve the spin-out.
•Advanced preparation for a feasibility study for the KSM Project. Discussions with principal consultants, including the feasibility study lead, are ongoing to scope and plan the study. Completion of the study is targeted for the second half of 2027.
•Advanced planning and preparation for significant site works at the KSM Project through the 2026 season as outlined in the Outlook section. The camp and mine site facilities were staffed and maintained through the quarter.
•Raised net $35.8 million through its At-The-Market (“ATM”) offering. The Company’s authorized ATM program has now been exhausted.
•Subsequent to quarter end, KSM Mining Inc. ("KSMCo") received a letter from the Ministry of Mining and Critical Minerals of British Columbia (the "Mines Ministry") advising that a decision to issue permit amendments for the construction and operation of the Mitchell Treaty Tunnels ("MTT") over their full length has been delayed.
•Subsequent to quarter end, the Province of British Columbia designated Seabridge’s KSM Project as a provincial priority project. Inclusion on the priority project list provides KSM with dedicated provincial permitting coordination and support, which is expected to streamline and expedite permitting timelines for the Project for future permit applications.

OUTLOOK
The Company continues its pursuit of a joint venture agreement on the KSM Project with a senior mining company partner that has the technical, financial and social capabilities to support development of the Project. The KSM Project includes multiple deposits and development scenarios that provide a joint venture partner flexibility in the design of the Project.
Seabridge intends to complete significant works in 2026 to advance the KSM Project. Planned activities include:
•Initiation of a feasibility study (“FS”) to advance technical workstreams, engineering designs and cost estimates with targeted completion in 2027
•The FS works include the most significant geotechnical program completed at the site, including drilling programs in the Treaty and Mitchell valleys, along the tailings management facility and within the west borrow pit.
•The program anticipates completion of 125 drill holes and 175 test pits. Certain holes will provide geotechnical data and also can be utilized for further metallurgical testwork.
•Completion of significant sections of road construction - up to 13 kilometers of Upper Treaty Creek Access Road (“UTCAR”) to provide access to the site of the MTT saddle portal access and up to 5.5 kilometers of the Coulter Creek Access Road (“CCAR”) to advance access to the Mitchell Valley.
•BC Hydro is completing work on the Treaty Creek Terminal, a key component of the system required to provide power from the Northwest Transmission Line ("NTL”) for use during construction and operations.
•Environmental monitoring and technical studies covering activities required to prepare for the FS, and future permitting applications.
•Advancing the M-245 permit amendment covering provincial approval to construct the full length of the MTT.
•Maintaining all site camps, site operations, permits and social outreach programs, including Indigenous partner engagements.
At the Bronson Corridor Project (formerly the Iskut Project), Seabridge is planning an exploration program to better define new targets on the property, with a focus on upgrading surface geochemistry and geological mapping on untested and underexplored targets on the property. Additional evaluation of the historical core will be undertaken in an effort to better understand the mineral distribution and relationship to intrusive centers.
Executing this more limited program will also involve a pause to the voluntary reclamation program at the Johnny Mountain Mine.
Limited exploration works are anticipated at our 3 Aces and Snowstorm Projects. On our newly acquired Michigan Project, the focus in 2026 will be on expanding geochemical data over the property to identify and refine targets for future drilling.
In 2026, Seabridge has been advancing its plan to spin-out its wholly owned subsidiary, Valor Gold Corp., which will own 100% of the Courageous Lake gold project, located in Canada's Northwest Territories. Following the spin-out, Valor Gold will be focused on advancing Courageous Lake through exploration, engineering and permitting towards developing a future mining operation, should exploration and advancement activities be successful. It is contemplated that Valor Gold shares would be distributed to Seabridge shareholders and listed on the TSX with potential quotation on the OTCQB Venture Market (the “OTCQB”) in the United States. The Company has advanced the spin-out through the first quarter of 2026 and, subject to receipt of required approvals and satisfaction or waiver of all conditions, the Company expects the spin-out to be completed later in the second quarter.

Completion of the full scope of Seabridge’s 2026 planned activities is contingent upon certain developments. The Company has $133.0 million in working capital at the end of the first quarter to complete all non-discretionary works and commence planned discretionary works. Certain discretionary expenditures related to the FS and site works would be adjusted if sufficient additional funding is not raised through the partnering process or from other market sources.
DISCUSSION OF PROJECTS
KSM Project
The KSM Project is located in northwest British Columbia, Canada, in a region generally known as the “Golden Triangle”. The Golden Triangle includes many operating mines and development and exploration projects. KSM is one of the world's largest undeveloped gold and copper projects as measured by mineral reserves and mineral resources.
SITE ACTIVITIES AND DEVELOPMENT
Consistent with seasonal conditions, site activities during the first quarter of 2026 were limited with activities focused on maintaining the site and camp facilities in a safe and compliant condition and preparations for the 2026 work season.
Through the quarter, a habitat compensation pond was completed related to BC Hydro’s Treaty Creek Terminal (“TCT”). BC Hydro contractors mobilized during the quarter to re-commence works for completion of the TCT.
The integrated project team advanced planning, proposals, contracts and awards related to scopes of work planned to be completed through the 2026 season. These work areas principally relate to road construction, exploration and metallurgical drilling and geotechnical assessment of the area planned for the tailing management facility.
Additional environmental and baseline data collection commenced in the quarter. The program supports ongoing permitting requirements and also provides significant data to support the completion of the FS.
Subsequent to quarter end, the Province of British Columbia designated Seabridge’s KSM Project as a provincial priority project. The designation is designed to advance strategic, job‑creating developments across British Columbia. Inclusion on the priority project list provides KSM with dedicated provincial permitting coordination and support which is expected to streamline and expedite permitting timelines for future required permits for the Project. The Province’s decision reflects KSM’s scale, long‑term economic potential, and alignment with the objectives of the Look West strategy, which focuses on delivering major projects, strengthening economic security, and supporting the responsible development of British Columbia’s natural resources.
FS ACTIVITIES
The first quarter of 2026 served as a preparation period for the FS Engineering Service Providers (“ESPs“), including the evaluation of parties to lead the study. Other major ESPs have been identified with discussions commenced to scope and plan the study.
Metallurgical test work in support of the FS progressed with a focus on sample selection required for flowsheet optimization. The work resulted in more existing drill core than anticipated being available to be utilized for test programs. As a result, 2026 drilling planned to produce core for metallurgical samples can be reduced. KSMCo is considering re-directing that drilling to expand the infill and mineral resource conversion drilling program.

EXPENDITURES
Expenditures related to project development, started in 2021 and continued through 2026, are illustrated below:

(in thousands of Canadian dollars)	Capital expenditures	Prepayments/ Deposits to BC Hydro [1]	Capitalized borrowing costs [2]	Total
Cost
As at December 31, 2023	336,371	92,720	34,138	463,229
Additions	44,715	14,000	32,855	91,570
As at December 31, 2024	381,086	106,720	66,993	554,799
Additions	37,927	54,373	36,844	129,144
As at December 31, 2025	419,013	161,093	103,837	683,943
Additions	10,383	-	8,357	18,740
As at March 31, 2026	429,396	161,093	112,194	702,683
1.In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority ("BC Hydro") covering the design and construction of a switching station by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to signing the Facilities Agreement and amendments thereto, as at March 31, 2026, the Company has completed all $161.1 million in contracted payments. Of the $161.1 million, $86.2 million was the cost to complete the construction, and $74.7 million was placed on deposit as security for BC Hydro's system reinforcement expenditures that are required to make the power available.
2.During the three months ended March 31, 2026, construction in progress additions at KSM included $8.4 million of capitalized borrowing costs (three months ended March 31, 2025 - $8.7 million). Costs capitalized during the comparative period were net of $0.5 million of interest income earned on temporary investments of the borrowed funds.
During the three months ended March 31, 2026, the Company incurred $10.4 million in operating expenditures that were capitalized.
At KSM, the first quarter of 2026 spending related to technical and engineering, fieldwork, and environmental and social programs is summarized in the following table:

(in thousands of Canadian dollars)	Three months ended March 31, 2026
Payroll	724
Technical, engineering, and fieldwork	3,360
Environmental and social	2,615
Other holding or property	73
Total	6,772
PROJECT DESCRIPTION
The KSM Project received its environmental assessment approvals from the federal, provincial and Nisga’a Lisims governments in 2014, relating to the mining and processing of 2.3 billion tonnes of ore from four of the KSM mineral deposits. These environmental assessment approvals are not subject to expiry with the receipt of KSM’s substantially started designation ("SSD") in July 2024 from the Province of British Columbia (the “Province”). In addition to its environmental approvals, the Company currently holds significant federal and provincial permits related to the project, which allow for exploration, drilling activities, as well as early works programs, such as road and camp construction. Additional permits will still need to be obtained prior to the project going into full production.
The design of the KSM Project as approved in our Environmental Assessment Certificate (“EAC”), includes the MTT complex, two 22 km long parallel tunnels that connect the mine sites to the milling and processing area. The Company currently holds a number of authorizations required for the MTT, including a Mines Act permit M-245 (“M-245”), which allows excavation from each of the three portal locations to the first crosscut, located 300 metres from each portal, and a License of Occupation (“LoO”) for the MTT route. The LoO provides KSMCo with the right to occupy the area in which it intends to construct and operate the MTT for the purposes of constructing and operating the MTT. The Chief Gold Commissioner has also issued a Conditional Mineral Reserve (“CMR”) that applies to the MTT route and imposes a condition not to obstruct, endanger or interfere with the MTT. The Company has applied for an amendment to its M-245 to authorize the construction and operation of the MTT over their full length. Approval of this amendment has been delayed by the Mines Ministry citing a legal action commenced challenging whether the CMR applies to third party owned mineral claims within the area of the CMR. See Litigation section below for further details. Once the MTT is constructed, the LoO will be converted into a statutory right-of-way.
UPDATED MINERAL RESOURCE ESTIMATE
During the first quarter of 2026, an updated mineral resource estimate for the KSM Project was announced (see News Release dated March 31, 2026). Based on this mineral resource update, the Project hosts Measured and Indicated Mineral Resources totaling 95.5 million ounces of gold, 21 billion pounds of copper, 460 million ounces of silver and 837 million pounds of molybdenum. In addition, Inferred Mineral Resources total 84 million ounces of gold, 43 billion pounds of copper, 570 million ounces of silver and 606 million pounds of molybdenum.
Measured Resources

Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Mitchell - OP	700,000	0.67	15.1	0.19	2,932	3.26	73.4	52	80
East Mitchell - OP	1,105,000	0.62	22	0.11	2,680	1.78	63.2	86	210
Total Measured	1,805,000	0.64	37.1	0.14	5,612	2.35	136.6	73	290

Indicated Resources

Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Mitchell - OP	1,922,000	0.46	28.4	0.13	5,508	2.7	166.8	65	274
East Mitchell - OP	1,069,000	0.36	12.4	0.08	1,885	1.5	52.9	73	172
Sulphurets - OP	477,000	0.53	8.1	0.20	2,103	1.0	15.3	50	53
Kerr - OP	396,000	0.21	2.7	0.38	3,318	1.1	14	4	4
Kerr - UG	31,000	0.21	0.2	0.40	273	1.5	1.5	12	1
Iron Cap - UG	555,000	0.37	6.6	0.20	2,447	4.1	72.8	35	43
Total Indicated	4,450,000	0.41	58.4	0.15	15,534	2.3	323.3	56	547

Measured plus Indicated Resources
Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Mitchell - OP	2,622,000	0.52	43.5	0.15	8,440	2.8	240.2	61	354
East Mitchell - OP	2,174,000	0.49	34.4	0.10	4,565	1.7	116.1	80	382
Sulphurets - OP	477,000	0.53	8.1	0.20	2,103	1.0	15.3	50	53
Kerr - OP	396,000	0.21	2.7	0.38	3,318	1.1	14.0	4	4
Kerr - UG	31,000	0.21	0.2	0.40	273	1.5	1.5	12	1
Iron Cap - UG	555,000	0.37	6.6	0.2	2,447	4.1	72.8	35	43
Total Measured + Indicated	6,255,000	0.48	95.5	0.15	21,146	2.3	459.9	61	837

Inferred Resources
Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Mitchell - OP	1,980,000	0.26	16.6	0.12	5,238	2.36	150.2	45.8	200
East Mitchell - OP	589,000	0.30	5.7	0.06	779	1.83	34.7	58.1	75
Sulphurets - OP	326,000	0.39	4.1	0.11	791	1.35	14.1	26.0	19
Kerr - OP	106,000	0.24	0.8	0.18	421	1.07	3.6	4.9	1
Kerr - UG	2,699,000	0.27	23.4	0.34	20,231	1.7	147.5	21.1	126
Iron Cap - UG	2,769,000	0.38	33.8	0.25	15,262	2.47	219.9	30.3	185
Total Inferred	8,469,000	0.31	84.4	0.23	42,722	2.1	570	32.5	606
Notes:
1.The effective date for the Mineral Resource Estimate for KSM is March 30, 2026.
2.The Mineral Resource Estimates have been verified and endorsed by Henry Kim P.Geo., an independent Qualified Person.
3.Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves.
4.Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.Mineral Resources were prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (Nov 29, 2019).
6.Mineral Resources were constrained within mineable shapes depending on the assumed mining methods.
7.Net Smelter Return (NSR) cut-off is $11.85/t for the Mitchell Pit, $12.35/t for the East Mitchell Pit, $9.90/t for the Sulphurets pit, $9.90/t for the Kerr open pit based on updated operating cost and using the following assumptions: metal prices of US$2,000/oz Au, US$4.00/lb Cu, US$25/oz Ag, and US$ 22/lb Mo at a currency exchange rate of 0.746 US$ per 1.00 Cdn$; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag. Offsite costs (smelting, refining, transport, and insurance) are $222 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work.
8.The Mineral Resources have been constrained by “reasonable prospects of eventual economic extraction” mining shapes using assumptions: metal prices of US$2800/oz Au, US$5.6/lb Cu, US$35/oz Ag, and US$ 30.8/lb Mo with a currency exchange rate of 0.746 US$ per 1.00 Cdn$.
9.Pit slopes range between 32-51 degrees in the Mitchell area and 25-43 degrees in the East Mitchell area; with $2.50/t mining costs; $11.85/t process + G&A costs for Mitchell; $12.35/t process + G&A costs for East Mitchell; offsite terms and metallurgical recoveries are the same as Note 7.
10.Pit slopes for Sulphurets range between 34-50 degrees; $2.50/t pit mining costs; $9.90/t process + G&A costs; offsite costs (smelting, refining, transport, and insurance) are $222 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport and insurance), 99.8% Au payable, 90% Ag payable, 99% Mo payable; Recoveries vary depending on metallurgical domain and metal grades and are based on metallurgical test work as described in Section 13 of the 2022 NI 43-101 report.
11.The block cave constraining shapes for Kerr and Iron Cap were developed by applying an NSR shut-off at the draw point of $18.50/t for Iron Cap and $20.00/t for Kerr.
12.“Moly” = “Molybdenum”
13.Numbers may not add due to rounding.

The KSM Project mineral resource model used for this update has not changed; only the metal prices and costs used to constrain the mineral resources and to calculate the cut-off grade were revised. The updated mineral resource does not materially change the existing mineral reserves because the constraining mining shapes for the mineral reserves are interior to the mining surfaces used for the mineral resources. Also, the cut-offs applied to the Mineral Reserves are higher than those applied to the Mineral Resources.
2022 PRELIMINARY FEASIBILITY STUDY AND PRELIMINARY ECONOMIC ASSESSMENT
In 2022, the Company completed a preliminary feasibility study (“2022 PFS”), which included a preliminary economic assessment (“2022 PEA”). A copy of the Technical Report setting forth the details of the 2022 PFS and the 2022 PEA, including the underlying assumptions and projections, can be viewed on the Company’s website (www.seabridgegold.com) by selecting “KSM” from the dropdown “Projects” tab.
The 2022 PFS envisages an open-pit mine operation that is scheduled to operate for 33 years. Ore delivery to the mill increases from an initial 130,000 tpd to 195,000 tpd in Year 3. Average life of mine strip ratio is projected to be approximately 1:1. Over the entire 33-year mine life, ore would be fed to a flotation and gold extraction mill. The flotation plant is designed to produce a gold/copper/silver concentrate for transport by truck to a nearby seaport at Stewart, B.C. for shipment to Pacific Rim smelters. Metallurgical projections supported by extensive metallurgical testing, project a copper concentrate with an average copper grade of 24% and a high gold (64 g/t) and silver (177g/t) content, making it readily saleable. A separate molybdenum concentrate and gold-silver doré would also be produced at the KSM processing facility.
Mineral Reserves for the KSM Project are based on open pit mining of the Mitchell, East Mitchell and Sulphurets deposits. Waste to ore cut-offs were determined using a net smelter return (“NSR”) for each block in the model. NSR is calculated using prices and process recoveries for each metal, accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,300 per ounce gold, US$3.00 per pound copper, US$20 per ounce silver and US$9.70 per pound molybdenum and a foreign exchange rate of 0.79 US dollar per Canadian dollar have been used in the NSR calculations.
Total Proven and Probable Mineral Reserves for the KSM Project are 47.3 million ounces of gold, 7,320 million pounds of copper, 160 million ounces of silver and 385 million pounds of molybdenum (2,292 million tonnes at 0.64 g/t Au, 0.14% Cu, 2.2 g/t Ag and 76 ppm Mo).
The projected economic results of the 2022 PFS based on prevailing metal prices at that time are set forth below:

Amounts expressed in US dollars	2022 PFS Base Case
Metal Prices:
Gold ($/ounce)	1,742
Copper ($/pound)	3.53
Silver ($/ounce)	21.90
Molybdenum ($/lb)	18.00
US$/Cdn$ Exchange Rate:	0.77
Cost Summary:
Operating costs per ounce of gold produced (years 1 to 7) [1]	$35
Operating costs per ounce of gold produced (life of mine) [1]	$275
Total cost per ounce of gold produced (inclusive of all capital and closure) [1]	$601
Initial capital (billions)	$6.4
Sustaining capital (billions)	$3.2
Unit operating cost (US$/tonne)	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6
NPV @ 5% discount rate (billions)	$13.5
Internal rate of return	20.1%
Payback period (years)	3.4
Post-Tax Results:
Net Cash Flow (billions)	$23.9
NPV @ 5% discount rate (billions)	$7.9
Internal rate of return	16.1%
Payback period (years)	3.7
1.On a by-product basis
The results of the 2022 PEA are a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the 2022 PFS mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for an additional 39 years with a peak mill feed production of 170,000 t/d. The 2022 PEA demonstrates that KSMCo is a potential multigenerational mining project with the flexibility to vary the metal output.
LITIGATION RELATED TO THE KSM PROJECT
On November 22, 2024, the Tsetsaut/Skii km Lax Ha (“TSKLH”) filed a petition against the Province seeking judicial review of the Province's decision to issue the SSD for the KSM Project. TSKLH is seeking a declaration that the Province failed to fulfill its duty to consult TSKLH in respect of the SSD and an order quashing the SSD on the basis that the Province failed to fulfill its duty to consult, the Province failed to discharge its duty of procedural fairness and/or that the SSD was unreasonable. On November 29, 2024, the SkeenaWild Conservation Trust (“SCT”) and Southeast Alaska Indigenous Transboundary Commission (“SEITC”) filed a second petition against the Province and the KSMCo, also seeking an order quashing the SSD on the basis that the SSD was unreasonable. During the third quarter of 2025, SEITC, withdrew from the proceedings. SCT is challenging the SSD as a public interest advocate who claims no rights or property interests in the KSM Project area.
The SSD is unaffected by the petitions and will remain in place if the Province successfully defends the SSD. If the petitioners are successful, a typical order in these circumstances would require a resumption of the substantially started determination process, either to expand consultation of TSKLH or reconsider the reasons for its determination, and then a fresh determination would be issued (which may or may not reaffirm the SSD). If, after resumption of the substantially started determination process, the Province determines the KSM Project was not “substantially started”, the SSD would not remain in place and the EAC would not expire until July 29, 2026. In this instance, the Company could submit a new application for a substantially started determination and include in the application additional work completed at the KSM Project since the filing of the initial SSD application in January 2024. Additionally, the EAC would not expire within the review period by the Province and would only expire, if upon review of the second application, the Province determined that the KSM Project was not substantially started.
If the Company is unsuccessful in retaining or achieving its SSD by any of the processes described above, the EAC would expire. Based on the merits of the Company’s original application and the Province’s thorough review and consultation process, management considers that the probability of KSMCo not retaining the EAC is remote. Both petitions were heard together in the B.C. Supreme Court in September 2025 due to the overlapping issues. A judgment or ruling is expected in mid 2026.
In July 2023, Tudor Gold Corp. (“Tudor”) requested the cancellation of KSMCo's LoO and Mines Act permit. Tudor claimed that the B.C. government did not have the authority to issue these and that they would destroy the value of Tudor's claims. The Mines Act permit authorizes activities, including activities on claims held by Tudor, along the route of the MTT, and the LoO authorizes KSMCo to occupy the area of the MTT for construction and operation of the MTT, including on mineral claims held by Tudor. These authorizations were granted after a thorough regulatory process involving First Nations and Tudor's existing and previous joint venture partners.
In September 2023, the Company submitted a dismissal request for Tudor’s application to the Mines Ministry and the Ministry of Forests. In October 2023, EMLI affirmed the Province’s authority to grant the LoO and the Mines Act permit. On November 17, 2023, the B.C. Ministry of Water, Land, and Resource Stewardship (“WLRS”) confirmed that the LoO was in good standing and there is no justification for canceling it.
In early 2024, EMLI clarified that the CMR prohibits interference with the MTT by any free miner, including Tudor. In several letters to the Chief Gold Commissioner (“CGC”) between December 2024 and April 2025, Tudor made multiple submissions asking the CGC to decide the dispute between Tudor and KSMCo and to cancel the CMR. In May 2025, the CGC determined that she did not have jurisdiction to decide the dispute, refused to cancel the CMR and included a statement in her determination that the CMR applied to Tudor. On July 14, 2025, Tudor filed a Notice of Appeal in the B. C. Supreme Court (“BCSUP Court”) against the CGC and KSMCo, appealing the CGC’s decision not to decide the dispute and the CGC’s statement that the CMR applies to Tudor. On March 17, 2026, after conceding that the CGC’s decision was correct, Tudor abandoned this appeal.
Tudor filed a Notice of Civil Claim in the BCSUP Court against the Province, principally challenging the application of the CMR to Tudor and subsequently filed a second Petition against WLRS and KSMCo seeking judicial review of the September 2024 WLRS decision to grant the renewed 2024 LoO across portions of the Treaty Creek Property. In the Civil Action, in addition to seeking a ruling that the CMR does not apply to it, Tudor alleges misrepresentation by the Mines Ministry concerning Tudor’s rights as a mineral claims holder, argues the CMR amounts to an expropriation by the Province of Tudor’s mineral claims through which the CMR passes, and that the Province does not have the authority to grant Seabridge rights to use areas within Tudor’s mineral claims, amongst other things.
In April, 2026 the Province filed its response to the Civil Claim brought against the Province by Tudor. In its response, the Province affirms its right under provincial legislation to grant the CMR and the LoO. The Province’s response notes that a mineral claim does not confer property rights; ownership of minerals requires further authorizations and authorized work by a mineral claims holder. The Province’s response further argues that Tudor knew that the CMR, LoO and Mines Act permit were in place when Tudor acquired its interest in its claims and that Tudor should have prudently investigated the implications of this fact. Finally, the British Columbia Government notes that the Civil Claim by Tudor is statute-barred under the Limitations Act, any right of action having expired. In the unlikely event of an award of damages in a material amount against the Province, the Company may be obligated to indemnify the Province for the damages award under an indemnity given by KSM Mining Inc. to the Province under the LoO.
On April 10, 2026 the Company received a letter from the Mines Ministry advising that the decision to issue permit amendments for the construction and operation of the MTT over their full length was being delayed. The decision maker reviewing the permit amendment application referenced the Civil Claim commenced by Tudor challenging whether the CMR applies to Tudor's mineral claims. The Mines Ministry had previously confirmed on multiple occasions in writing that the CMR applies to Tudor's mineral claims. The decision-

maker has advised the Company that he is not going to make a decision on its permit amendment application until the legal issue is resolved.
KSMCo and the Company will continue to vigorously defend all challenges to its rights, licenses and permits.
Bronson Corridor Project
Bronson Corridor Project is an exploration property 40 kilometers from our KSM project in northwest British Columbia, Canada. Bronson Corridor has many features similar to KSM and it represents an opportunity to benefit from what we have learned at KSM to find one or more other large gold-copper porphyry deposits in the highly prospective Golden Triangle region.
In 2023, the Company conducted a 17-drill hole, 19,500 metre drilling program at Bronson Corridor, integrating historical drilling geochemistry and geophysical surveying programs. The work program was designed to test deeper copper-gold porphyry systems focused on the Bronson Slope mineral resource. Results of the 2023 program expanded the broad zones of sericite-pyrite-carbonate alteration associated with the Bronson Slope intermediate epithermal deposit. In addition, the first drill program on the Snip North target in 2023 found a new porphyry mineral system. The discovery consists of the preserved upper parts of a copper-gold porphyry, with zonation from an upper intermediate sulfidation epithermal zone into intense potassic altered porphyry system.
Regional geophysical surveys and continuous surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective copper-gold intrusions recognized on the property fall along this regional trend, and this observation has led to envision a cluster of copper-gold deposits. The program in 2023 successfully tested the regional controls interpreted for the property putting context to the alignment of Quartz Rise, Bronson Slope and Snip North.
In 2024, the Company expanded the large, intense hydrothermal system at Snip North that remains open down dip to the west and northwest. Results from the 2024 drill program established a continuous and extensive mineral system hosted in clastic and volcanoclastic wall rock, however the source intrusion was never identified. Conclusions from the 2024 program indicated that a resource could be defined at Snip North and that would provide valuable insights to apply across the property.
Drilling in 2025 at the Bronson Corridor Project was initiated at a regular spacing to provide data to support a mineral resource estimation. The holes intersected wide intervals of wall rock hosted porphyry-style mineralization as well as higher level epithermal-style mineralization. The exploration program completed 23,855 metre of drilling in 24 drill holes with the goal of announcing a maiden copper-gold mineral resource at the Snip North target in 2026. At the close of 2025, it was determined that sufficient drilling was completed to proceed with a mineral resource estimation, although the limits of the system and the source intrusion were not defined.
During the first quarter of 2026, geostatistical evaluations, metallurgical testing and program planning were the principal actions for the Snip North target. These led to a maiden mineral resource estimation announcement on April 15, 2026. Exploration planning is ongoing, utilizing updated structural information and AI-assisted regional modeling. The program for 2026 will focus on upgrading geochemistry and capturing additional data from past drilling. These data are designed to refine the identification of source intrusions at Snip North and advance untested or underexplored targets in the Bronson Corridor with the assistance of AI modeling.
The Company spent $0.9 million in the first quarter of 2026 related to Bronson Corridor.
In addition to exploration work at Bronson Corridor, the Company spent $0.1 million in the first quarter of 2026 on reclamation and closure activities at the Johnny Mountain mine site.
3 Aces Project
3 Aces was acquired by Seabridge in March 2020. It consists of 1,734 claims covering 357 km² (35,700 ha) located in a road accessible part of southeastern Yukon. Historical work developed broad areas of gold-in-soil extending more than 20 kilometers and past drilling encountered extensive gold. We believe the characteristics of the 3 Aces project are indicative of an orogenic gold project consistent in formation with other orogenic gold deposits in the vicinity and around the world.
In 2024, at the 3 Aces Project, the Company completed an exploration program, including 7,600 metres of drilling to evaluate and prioritize resource expansion targets across the project. An updated 3-dimensional model was built that brought together results from the drilling and historical drill programs to indicate the likelihood of continuous mineralization between previously isolated historical deposits in the Central Core Area ("CCA"). The focus in 2025 was to extend known geological features that host gold in the CCA into covered areas. The Company is pursuing an exploration model that predicts gold is localized on second-order folds along the contact of phyllite and sandstone.
3 Aces has concentrated on compiling the exploration results during the first quarter of 2026. This effort is to integrate the new drilling, till sampling and external research into a comprehensive understanding, particularly across covered areas. Expanding the potential size of the mineral system around the identified zones remains the principal effort.
The Company spent $0.4 million in Q1 of 2026 related to 3 Aces.
Snowstorm Project
Snowstorm is located 15 kilometres north of the Turquoise Ridge mine on a blind extension of the prolific Getchell Trend in Nevada, U.S.A.
At Snowstorm, from 2022 through 2024, the Company evaluated the results of the drilling programs to understand the geology encountered in drilling and its relationship to host prospective gold mineralization. Additional research was conducted to evaluate new technologies that could assist in targeting gold concentrations. Several indirect targeting systems were reviewed, and an ambient noise tomography (“ANT”) survey was deployed. Access and permit conditions were reviewed for initiating more extensive exploration, including drilling on the Goldstorm target.
In 2025, exploration at Snowstorm continued the evaluation of a Getchell-style gold deposit and deployment of a new technology for the discovery of Getchell-style mineralization at Snowstorm. The ANT survey was completed during the first quarter of 2025 and integrated into the data set. This led to a comprehensive structural model on the property that was incorporated into an AI-assisted targeting evaluation.
Ultimately, the AI evaluation identified gaps in the geochemistry and age constraints on the prospective host stratigraphy. During the first quarter of the year, sampling protocols were investigated to improve surface sampling, and materials have been identified to complete additional testing. Timing on completion of these programs is uncertain at this time, but once completed will be integrated into additional iterations of the AI-assisted targeting effort to refine drill targets.
The Company spent $0.3 million in the first quarter of 2026 related to Snowstorm.
Courageous Lake Project
The Courageous Lake Project is a gold project located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories, Canada. Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property. Considerable exploration work was completed at the property before it was acquired by Seabridge in 2002. Seabridge completed additional extensive exploration and advancement on the property, which led to the preparation of a pre-feasibility study in 2012. After the preparation of the pre-feasibility study, exploration activities on the property targeted new deposits with periodic exploration. In 2023, the Issuer decided to study a new approach to developing the Courageous Lake Project; an approach that looked for a smaller but more profitable mining operation. In early 2024, the Company filed an updated Preliminary Feasibility Study (the “2024 CL PFS”) for Courageous Lake. The 2024 CL PFS all-open pit mine plan shows a considerably more sustainable and profitable mining operation than its 2012 predecessor, with reduced initial capital, lower strip ratio, higher grade, and smaller mine footprint. The 2024 CL PFS outlines the production of 2.5 million ounces of gold over the initial 12.6-year life of the mine. A stand-alone analysis of the potential expansion below the 2024 CL PFS mine plan was included as a Preliminary Economic Assessment (“2024 CL PEA”), forming a separate part of the 2024 CL PFS Report.

Significant changes from the 2012 Courageous Lake PFS include:
•A 73% increase in after-tax NPV of 5% to US$523 million from US$303 million in 2012
•A 51% reduction in initial capital from US$1,522 million to US$747 million
•Increased after-tax IRR from 7.3% to 20.6%
•Reduced capital payback period from 11.2 years to 2.8 years
•Average gold reserve grade increased 18% from 2.2 g/t to 2.6 g/t
•Life of mine strip ratio reduced by 39% from 12.5 to 7.58
•38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces.
The 2024 CL PFS and the 2024 CL PEA can be found on Company’s website www.seabridgegold.com by selecting “Courageous Lake” from the dropdown “Projects” tab.
In 2026, Seabridge has been advancing its plan to spin out its wholly owned subsidiary, Valor Gold Corp,. which will own 100% of the Courageous Lake Gold Project, located in Canada's Northwest Territories. Following the spin-out, Valor Gold will be focused on advancing Courageous Lake through exploration, engineering and permitting. It is contemplated that Valor Gold shares would be distributed to Seabridge shareholders and listed on TSX with potential quotation on the OTCQB Venture Market (the “OTCQB”) in the United States. Subject to receipt of required approvals and satisfaction or waiver of all conditions, the Company expects the spin-out to be completed later in the second quarter.
MINERAL INTERESTS
During the three months ended March 31, 2026, the Company capitalized an aggregate of $8.6 million (2025 - $4.6 million) expenditures that were attributed to mineral interests. The breakdown of the mineral interest expenditures by project is illustrated in the following table:

(in thousands of Canadian dollars)	Three months ended March 31, 2026		Three months ended March 31, 2025
	Amount	Percentage	Amount	Percentage
KSM	6,772	79%	2,536	55%
Bronson Corridor	883	10%	745	15%
Snowstorm	343	4%	561	12%
3 Aces	416	5%	627	14%
Courageous Lake	173	2%	165	4%
Total expenditures	8,587	100%	4,634	100%

FINANCIAL RESULTS
Quarterly results

(in thousands of Canadian dollars)	Three months ended March 31,
	2026	2025
Remeasurement gain (loss) on secured notes	(2,579)	16,281
Corporate and administrative expenses	(6,145)	(4,354)
Foreign exchange gain (loss)	(7,148)	1,926
Remeasurement gain on loss of significant influence	7,333	-
Expenses related to assets held for distribution	(600)	-
Other income - flow-through shares	-	295
Interest income	971	878
Finance costs and other	(20)	(130)
Income (loss) before income taxes	(8,188)	14,896
Income tax recovery (expense)	1,541	(4,345)
Net income (loss)	(6,647)	10,551
During the current quarter, the Company recorded a net loss of $6.6 million, or $0.06 per share, on both a basic and diluted basis. During the comparative period of 2025, the Company recorded net income of $10.6 million, or $0.11 per share, on both a basic and diluted basis.
Remeasurement gain (loss) on secured note liabilities through profit and loss
During the three months ended March 31, 2026, the loss recognized on the remeasurement of secured note liabilities was mainly due to an increase in metal prices and the impact of valuing the notes at reporting periods closer to maturity, partially offset by the gain due to a slight increase in discount rates and the payment of interest.
During the three months ended March 31, 2025, the gain recognized on the remeasurement of the secured note liabilities was due to an increase in discount rates, re-estimating timelines for achieving key milestones and full development of the project to commercial production, and payment of interest, offset by higher metal prices, and the change in the valuation date.
Corporate and administrative expenses
Corporate and administrative expenses are outlined below:

(in thousands of Canadian dollars)	Three months ended March 31,
	2026	2025
Employee compensation	1,998	1,723
Stock-based compensation	2,101	1,062
Professional fees	911	309
Other general and administrative	1,135	1,260
	6,145	4,354
Total Corporate and administrative expenses for the three months ended March 31, 2026, were $6.1 million compared to $4.4 million in the prior-year period. The increase was mainly due to higher stock-based compensation, higher professional fees and increased employee compensation.
Higher professional fees in 2026 were mainly due to the higher costs associated with external consulting, due diligence costs, and legal expenses.

During the three months ended March 31, 2026, stock-based compensation expense related to restricted share units (“RSUs”) and deferred share units (“DSUs”) increased by $1.0 million, when compared to the same periods in 2025. The increase was primarily due to higher numbers of outstanding RSUs and DSUs in 2026 compared to 2025 (908,421 vs 831,802), and higher fair value at the December 2025 grant date compared to fair value at the December 2024 and 2023 grant dates.
As at March 31, 2026, 825,521 RSUs and 82,900 DSUs were outstanding.
During the first quarter of 2026, 6,000 RSUs were granted to a new member of the executive team.
Foreign exchange

(in thousands of Canadian dollars)	Three months ended March 31,
	2026	2025
Unrealized foreign exchange gain (loss)	(7,657)	518
Realized foreign exchange gain (loss)	509	1,408
Foreign exchange gain (loss)	(7,148)	1,926
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the US dollar in the period.
The secured note liabilities are denominated in US dollars. The impact of foreign exchange rate fluctuations on the valuation of the secured note liabilities is recorded as foreign exchange gain (loss) through profit and loss. Remaining foreign exchange gains or losses are primarily related to the revaluation of cash and cash equivalents denominated in US dollars. Depreciation of the Canadian dollar relative to the US dollar during the current quarter resulted in a $7.7 million unrealized foreign exchange loss on the revaluation of secured note liabilities and, conversely, a $0.5 million realized foreign exchange gain on the revaluation of cash and cash equivalents denominated in US dollars.
Other income - flow-through shares
During the three months ended March 31, 2026, the Company did not recognize any income related to the flow-through share premiums, as all premiums from prior years' financings had been fully recognized by December 31, 2025. During the three months ended March 31, 2025, the Company recognized $0.3 million of other income related to the flow-through share premium recorded on the financings completed in June 2024, October 2024, and December 2024.
Interest income
Interest income recognized during the three months ended March 31, 2026, amounted to $1.0 compared to $0.9 million during the three months ended March 31, 2025. The slight increase was primarily attributable to interest income earned on cash deposits and short-term investments, which were higher in Q1 of 2026 vs 2025.
Finance costs and other
Finance costs and other amounted to $0.02 million in the three months ended March 31, 2026 compared to $0.1 million in the three months ended March 31, 2025. During the first three months of 2026, capitalized interest related to the secured note liabilities amounted to $8.4 million, compared to $8.7 million in the comparative period of 2025.

Income tax recovery (expense)
During the three months ended March 31, 2026, the Company recognized income tax recovery of $1.5 million, primarily reflecting deferred tax benefits associated with foreign exchange and fair value losses related to the valuation of the secured note liabilities, and net losses for the period, partially offset by gains arising from the revaluation of investments in marketable securities. The income tax impact of $13.9 million, recorded through other comprehensive income (loss), was related to the portion of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during the current period.
During the three months ended March 31, 2025, the Company recognized income tax expense of $4.3 million, primarily reflecting deferred tax liability arising from fair value gains on secured note liabilities and the renouncement of flow-through expenditures, partially offset by income tax recovery arising from the losses incurred in the period. The income tax impact of $1.9 million, recorded through other comprehensive income (loss), was related to the portion of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during the current period.
QUARTERLY INFORMATION
Selected financial information for the first quarter ending March 31, 2026 is as follows:

(in thousands of Canadian dollars, except per share amounts)	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	-	-	-	-	-	-	-	-
Income (loss) for the period	(6,647)	(43,782)	(32,270)	12,329	10,551	(40,764)	(27,551)	45,241
Basic income (loss) per share	(0.06)	(0.42)	(0.32)	0.12	0.11	(0.45)	(0.31)	0.51
Diluted income (loss) per share	(0.06)	(0.42)	(0.32)	0.12	0.11	(0.45)	(0.31)	0.51
Seabridge does not derive any revenue from its operations. Its primary focus is the exploration and development of its resource properties.
The fluctuations in income (loss) are mainly the result of non-cash valuation gains or losses recognized on the fair value re-valuation of its secured note liabilities each quarter, driven primarily by changes in prices of metals, forecasted future production volumes, discount rates, and foreign exchange gains or losses on the same secured note liabilities that are denominated in U.S. dollars.
Interest income recorded as finance income has fluctuated depending on cash balances available to generate interest and the earned rate of interest and other income generated through the issuance of flow-through shares to fund exploration and development expenditures.
The income (loss) per period has also fluctuated depending on the Company’s activity level, reflected in corporate and administrative expenses.

FINANCIAL POSITION SUMMARY

(in thousands of Canadian dollars)	March 31, 2026	December 31, 2025

Cash and cash equivalents	126,892	117,528
Other current assets	104,500	96,620
Non-current assets	1,568,440	1,553,701
Total assets	1,799,832	1,767,849

Current liabilities	34,493	40,883
Non-current liabilities excluding secured note liabilities	5,122	3,478
Secured note liabilities	557,442	598,517
Total liabilities	597,057	642,878
Total equity	1,202,775	1,124,971
Total liabilities and equity	1,799,832	1,767,849
Cash and cash equivalents
Cash and cash equivalents increased primarily due to the net $35.8 million raised from ATM share issuance, partially offset by cash used in investing and operating activities during the period.
Other current assets
Other current assets primarily consist of $83.9 million of assets held for distribution related to the Courageous Lake Gold Project, which, subject to shareholders' approval, will be spun out into a new company, Valor Gold Corp. In addition, other current assets include HST receivables, other receivables, prepaid expenses, and investments.
Non-current assets
Non‑current assets consist primarily of mineral interests, property and equipment, other long‑term assets and receivables, reclamation deposits, and deferred income tax assets. The increase from the prior period was driven mainly by continued investment in mineral interests and property and equipment, as discussed below. During the three months ended March 31, 2026, the Company recognized a deferred income tax liability of $12.1 million, primarily reflecting non‑cash gains on the fair value remeasurement of secured note liabilities and marketable securities, partially offset by foreign exchange losses related to the secured notes and net losses incurred during the quarter, resulting in a significant reduction of the deferred income tax asset balance recognized at December 31, 2025.
Current liabilities
The current liabilities balance primarily consists of trade and other payables, and the current portion of the provision for reclamation liabilities. Decrease in the current liabilities balance in 2026 was mainly due to a decrease in trade and other payables associated with seasonal activities at the KSM and the exploration projects during the winter months.
Non-current liabilities
Non-current liabilities include secured note liabilities of $557.4 million as at March 31, 2026, compared to $598.5 million at December 31, 2025. The $41.1 million decrease is primarily due to an increase in credit spread and discount rates, as well as settlement of interest, partially offset by higher metal prices, depreciation of the Canadian dollar compared to the US dollar, and the impact of valuing the notes at reporting periods closer to maturity.
Non-current liabilities, excluding secured note liabilities, consist primarily of provision for reclamation liabilities, and lease obligations.

LIQUIDITY AND CAPITAL RESOURCES

(in thousands of Canadian dollars)	March 31, 2026	December 31, 2025

Current assets
Cash and cash equivalents	126,892	117,528
Amounts receivable and prepaid expenses	2,866	4,482
Investment in marketable securities	17,756	8,750
Total current assets	147,514	130,760

Current liabilities
Accounts payable and accrued liabilities	12,600	17,565
Lease obligations	533	366
Provision for reclamation liabilities	1,406	3,044
Total current liabilities	14,539	20,975
Working Capital (1)	132,975	109,785
1.This is a non-GAAP financial performance measure with no standard definition under IFRS.
The Company’s working capital position increased by $23.2 million, from $109.8 million on December 31, 2025 to $133.0 million on March 31, 2026. The increase was mainly due to $35.8 million raised through the ATM offering and a decrease in accounts payable and accrued liabilities due to seasonality at sites operations, offset by investment activities in Q1.
During the three months ended March 31, 2026, the Company raised net $35.8 million (for the year ended 2025 - $100.8 million) through the ATM offering. During the first quarter 2025, the Company replaced its base shelf prospectus and related registration statement with a new US$750 million base shelf prospectus and registration statement that expires in February 2027.
To satisfy the interest payment on the 2022 Secured Note, during the three months ended March 31, 2026, the Company issued 148,873 common shares in respect of the interest incurred during the period (Q1 2025- 323,445 common shares). To satisfy the interest payment on the 2023 Secured Note for the three months ended March 31, 2026, the Company issued 99,249 common shares in settlement of interest incurred during the period. Interest incurred during the three months ended March 31, 2025 was accrued as Deferred Interest.
With respect to the secured notes, and following an amendment to the secured note liabilities subsequent to the quarter‑end, as at March 31, 2026, the Company has assessed that the Silver and NSR Financing Puts (“Financing Puts”) are expected to become exercisable on March 24, 2028, and are not exercisable prior to that date. If exercised, the Company would be required to pay US$247.1 million, plus accrued and unpaid interest related to the 2022 Secured Note, and US$164.8 million, plus accrued and unpaid interest related to the 2023 Secured Note. The Company has the option to settle amounts due on exercise of the Financing Puts through the issuance of common shares, subject to ownership limitations, or in cash. The ultimate form of settlement will depend on the Company’s share price, capital structure, and the noteholder’s shareholdings at the date of settlement. As the Financing Puts are not exercisable until March 2028, the Company expects the Financing Puts will become exercisable at that time and no determination regarding the settlement method has been made as at March 31, 2026.
As the Company does not generate cash inflows from operations, the Company is dependent upon current working capital and external sources of financing to fund its exploration projects and ongoing activities. When and if required, the Company will seek additional sources of financing to fund its exploration and development programs at its key projects.

COMMITMENTS AND CONTINGENCIES
The Company has the following commitments as at March 31, 2026:

	Payments due by years
(in thousands of Canadian dollars)	Total	2026	2027-2028	2029-2030	2031-2032
2022 Secured Note – interest	121,652	15,264	40,704	40,704	24,980
2023 Secured Note – interest	81,101	10,176	27,136	27,136	16,653
Capital expenditure commitments	40,823	40,823	-	-	-
Flow-through share expenditures	-	-	-	-	-
Mineral interests	8,078	326	1,851	2,224	3,677
Lease obligation	2,638	878	1,255	424	81
	254,292	67,467	70,946	70,488	45,391
Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares or a combination of the two, subject to limitations described below.
SECURED NOTES LIABILITIES
On March 24, 2022, the Company entered into an agreement selling a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project for US$225 million.
The key terms of the 2022 Secured Note include:
•When the 2022 Secured Note matures, the noteholder will use all of the principal amount repaid on maturity to purchase a 60% gross Silver Royalty. Maturity occurs upon the first to occur of:
a.Commercial production being achieved at KSM; and
b.Either on March 24, 2032, or if the EAC expires and the noteholder does not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035.
•Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering the Company's common shares with a value equal to a 5% discount on the 5-day volume weighted average trading price (“VWAP”).
•The Company has the option to buy back 50% of the Silver Royalty on or before three years after commercial production has been achieved, for an amount that provides the noteholder with a minimum guaranteed annualized return.
•If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2028, the noteholder can put the 2022 Secured Note back to the Company for US$247.1 million, (“Silver Financing Put”) plus accrued and unpaid interest, with the Company able to satisfy such amount in cash or by delivering the Company's common shares at its option subject to limitations noted below. This right expires once such project financing is in place. If the noteholder exercises the Silver Financing Put, the noteholder's right to purchase the Silver Royalty terminates.
•If KSM’s EAC expires at any time while the 2022 Secured Note is outstanding, the noteholder can put the 2022 Secured Note back to the Company for US$247.5 million plus accrued and unpaid interest at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering the Company's common shares at its option, subject to limitations noted below. If the noteholder exercises this put right, their right to purchase the Silver Royalty terminates. Receipt of the SSD makes the EAC for the KSM Project no longer subject to expiry which eliminates the possibility that the noteholder can put the 2022 Secured Note back to the Company for the EAC expiry. As discussed in the section Litigation Related to the KSM Project, two legal proceedings against the Province and KSMCo challenging the SSD have been heard and the BC SUP Court’s decision is awaited.
•If commercial production is not achieved at KSM prior to March 24, 2032, and the 2022 Secured Note is not put back to the Company, the Silver Royalty payable to the noteholder will increase to a 75% gross silver royalty.
•No amount payable shall be paid in common shares if, after the payment, the noteholder (on its own or when aggregated with the holdings of any person owning a beneficial interest in the 2022 Secured Note) would own more than 9.9% of the Company’s outstanding shares.
•The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.
On June 29, 2023, the Company, entered into an agreement selling a secured note (“2023 Secured Note” and together with the 2022 Secured Note the “Secured Notes”) on the KSM Project. The 2023 Secured Note is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on all metals produced from the KSM Project. The 2023 Secured Note has a principal amount of US$150 million.
The key terms of the 2023 Secured Note include:
•When the 2023 Secured Note matures, the noteholder will use all of the principal amount repaid on maturity to purchase the NSR. Maturity occurs upon the first to occur of:
a.Commercial production being achieved at KSM; and
b.Either on March 24, 2032, or if the EAC expires and the noteholder does not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035.
•Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering the Company's common shares with a value equal to a 5% discount on the 5-day VWAP.
•Payment of quarterly interest due on or before June 29, 2025 (the “Deferred Interest”) was deferred and the Deferred Interest plus accrued interest on it, aggregating US$21.5 million, was paid on or before December 29, 2025. The US$21.5 million was satisfied through the issuance of the Company's common shares, thereby eliminating an increase in the NSR percentage to maintain it at 1%.
•The Company has the option to buyback 50% of the NSR on or before three years after commercial production has been achieved, for an amount that provides the noteholder with a minimum guaranteed annualized return.
•If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2028, the noteholder can put the 2023 Secured Note back to the Company for US$164.8 million, (“NSR Financing Put”) plus accrued and unpaid interest, with the Company able to satisfy such amount in cash or by delivering the Company's common shares at its option, subject to limitations noted below. The NSR Financing Put expires once such project financing is in place. If the noteholder exercises the NSR Financing Put, the noteholder's right to purchase the NSR terminates.
•If KSM’s EAC expires at any time while the 2023 Secured Note is outstanding, the noteholder can put the 2022 Secured Note back to the Company for US$165 million plus accrued and unpaid interest at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering the Company's common shares at its option, subject to limitations noted below. If the noteholder exercises this put right, the noteholder's right to purchase the NSR terminates.

Receipt of the SSD makes the EAC for the KSM Project no longer subject to expiry which eliminates the possibility that the noteholder can put the 2023 Secured Note back to the Company for the EAC expiry. As discussed in the section Litigation Related to the KSM Project, two legal proceedings against the Province and KSMCo challenging the SSD have been heard and the BC SUP Court’s decision is awaited.
•If commercial production is not achieved at KSM prior to March 24, 2032 and the 2023 Secured Note is not put back to the Company, the NSR payable to the noteholder will increase to a 1.25% NSR.
•No amount payable shall be paid in common shares if, after the payment, any of the noteholder would own more than 9.9% of the Company’s outstanding shares.
•The Company’s obligations under the 2023 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.
A number of the options within the Secured Notes agreements represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire Secured Notes as a financial liability at fair value through profit or loss. As a result, changes in fair value of the Secured Notes have a significant impact on the Company’s reported quarterly financial results. Foreign exchange movements related to these U.S. dollar denominated liabilities also have a significant impact on reported quarterly results and is reported separately from revaluation changes on the Statement of Consolidated Loss. Changes in fair value have no impact on the Secured Notes at maturity. Either the Secured Notes will be put back to the Company at the prescribed amounts as specified in the Secured Notes, or the Secured Notes will be exchanged for the Silver Royalty and NSR.
The Company measures the fair value of its Secured Note liabilities using a discounted cash flow model with a Monte Carlo simulation. Key assumptions into the models include future precious and base metals prices, discount rates, forecasted metals production, and probabilities of EAC expiry, achieving commercial production and securing project financing. Changes to these inputs and assumptions have a significant impact on the measurement of the Secured Note liabilities. There is significant estimation uncertainty with respect to the application of the key assumptions in determining the fair value of the Secured Note liabilities.
During the three months ended March 31, 2026, the fair value of the secured note liabilities decreased by $41.1 million, from $598.5 million on December 31, 2025 to $557.4 million on March 31, 2026. The decrease in the fair value was primarily due to an increase in credit spread and discount rates, as well as settlement of interest, partially offset by higher metal prices, depreciation of the Canadian dollar compared to the US dollar, and the impact of valuing the notes at reporting periods closer to maturity.
The change in the fair value of the secured note liabilities during the three months ended March 31, 2026 and the prior period is summarized in the following table:

(in thousands of Canadian dollars)	Three months ended March 31,
	2026	2025
Secured Note:
Remeasurement difference	(2,579)	12,783
Foreign Exchange gain (loss)	(7,656)	518
Gain (loss) through other comprehensive income (loss)	51,310	(7,102)
Decrease in fair value during the period	41,075	6,199
Key valuation assumptions in respect of the 2022 Notes are summarized in the following table:

2022 Secured Note:

Key inputs and assumptions	March 31, 2026	December 31, 2025
Forecast silver production in thousands of ounces	166,144	166,144
Silver spot price on March 31, 2026 and December 31, 2025 (1)	$72.69	$71.99
Royalty rate	75%	75%
Risk-free rate	4.9%	4.8%
Credit spread	5.5%	4.6%
Share price volatility	60%	60%
Silver royalty discount factor	15.4%	14.5%
1.The metal prices used in the model are based on the quoted forward prices, where available, and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.
To satisfy the interest payment on the 2022 Secured Note, during the three months ended March 31, 2026, the Company issued 148,873 common shares in respect of the interest incurred during the period (Q1 2025- 323,445 common shares).
According to IFRS 13, the fair value of a financial liability with a demand feature must not be lower than the amount payable on demand, discounted from the earliest possible date that payment could be demanded. Based on the evaluation of the likelihood of various scenarios regarding the timeline for securing project financing, management continues to believe that the Silver Financing Put would become exercisable.
As at March 31, 2026 and December 31, 2025, the fair value of the 2022 Secured Note exceeded the discounted value of the contractual cash flows related to the 2022 Secured Note.
During the three months ended March 31, 2026, the fair value of the 2022 Secured Note decreased, and the Company recognized a gain of $17.1 million (Q1 2025 - a loss of $3.5 million).
The following key inputs and assumptions were used in the determination of fair value of the 2023 Secured Notes:
2023 Secured Note:

Key inputs and assumptions	March 31, 2026	December 31, 2025
Forecast NSR:
Gold in thousands of ounces	10,500	10,500
Silver in thousands of ounces	29,876	29,876
Copper in millions of pounds	19,322	19,322
Molybdenum in millions of pounds	152	152
Metals spot prices on March 31, 2026, and December 31, 2025 [1]
Gold per ounce	$4,553.95	$4,307.95
Silver per ounce	$72.69	$71.99
Copper per pound	$5.60	$5.63
Molybdenum per pound	$26.81	$21.50
NSR Rate	1.25%	1.25%
Risk-free rate	4.9%	4.8%
Credit spread	5.5%	4.6%
Share price volatility	60%	60%
NSR royalty discount factor	15.4%	14.5%
1.The metal prices used in the model are based on the quoted forward prices, where available, and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices

The fair value of the Secured Notes was estimated using Level 3 inputs and is most sensitive to changes in discount rates, metal prices, and forecasted production.
To satisfy the interest payment on the 2023 Secured Note, during the three months ended March 31, 2026, the Company issued 99,249 common shares in respect of the interest incurred during the period. Interest incurred during the three months ended March 31, 2025 was accrued as Deferred Interest. The Interest Deferral Amount was settled on December 29, 2025 through the issuance of 774,841 Seabridge common shares.
According to IFRS 13, the fair value of a financial liability with a demand feature must not be lower than the amount payable on demand, discounted from the earliest possible date that payment could be demanded. Based on the evaluation of the likelihood of various scenarios regarding the timeline for securing project financing, management continues to believe that the NSR Financing Put would become exercisable.
As at March 31, 2026, and December 31, 2025, the fair value of the 2023 Secured Note exceeded the discounted value of the contractual cash flows related to the 2023 Secured Note.
During the three months ended March 31, 2026, the fair value of the 2023 Secured Note decreased, and the Company recognized a gain of $24.0 million (Q1 2025 - $9.7 million gain).

OTHER CONTINGENCIES
During 2016, upon the completion of an audit by tax authorities of the Company's application under the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the reassessed amount to the Receiver General. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. The Company presented its case in the BC Supreme Court in September 2024. As at March 31, 2026, the Company had paid $1.6 million to the Receiver General, and the Canada Revenue Agency (“CRA”) had withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance claimed by CRA, including interest. As a result, at March 31, 2025 the Company had recorded a long-term receivable of $3.9 million, including $0.3 million of additional interest charged after the reassessment. On March 26, 2025, a judgment (the “BC METC Judgment”) was rendered substantially in the favor of the Company and confirmed that the Company’s expenditures did qualify for the BCMETC program. During the last quarter of 2025, the Company was returned the full $3.9 million plus $0.5 million in additional interest, or $4.4 million in total.
As previously disclosed in the Company’s prior years' financial statements and in its consolidated financial statements for the year ended December 31, 2025, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (“CEE”) for the three years ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time to time, with the proceeds from the issuance of flow-through shares and renounced, to flow-through share subscribers, the expenditures which it determined to be CEE. The notice disputed the eligibility of the same types of expenditures the CRA categorized as not qualifying for the BCMETC program in the case described above and the relevant wording of the test for expenditures that qualify for the BCMETC program is the same as the relevant wording of the test for expenditures that qualify as CEE. The Company responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors' agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at March 31, 2026. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $4.3 million in potential interest. If the reasoning of the BCMETC Judgement is applied to the expenditures claimed not to be eligible as CEE by the CRA, the notices of objection should be accepted and the reassessments of the Company and the investors should be reversed. No provision has been recorded related to the tax, potential interest, or the potential indemnity, as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.
CONTROLS AND PROCEDURES
The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.
Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of March 31, 2026, that they are appropriately designed.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
Changes to Internal Controls Over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.
CYBERSECURITY
The Company’s management is responsible for cybersecurity, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of cybersecurity risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures of which the Company is aware.
SUSTAINABILITY
Management and the Board of Directors consider more than just environmental, social, and governance issues when considering Sustainability. The Company also takes into account diversity, equity and inclusion (DEI) to form our overall approach to Sustainability. Thus, the Board of Directors and management have incorporated Sustainability into the Company’s goals, priorities, and strategies to operate safely, sustainably and with leading governance standards. The Board of Directors has established a Sustainability Committee and granted that Committee oversight responsibilities with respect to the Company’s Sustainability initiatives. This Committee reviews climate-related and nature-related risks and opportunities each time they meet and shares key discussion points with the full Board of Directors. The Company’s Sustainability strategy encompasses its Sustainability Policy, a strategic framework, and the Company’s Sustainability reporting practice. The Sustainability Policy influences the decisions and behaviors of the Company’s employees, contractors, and the Board of Directors in associated matters. The policy also governs the strategic framework and Sustainability goals. The Company publishes its Sustainability Report, including its Climate Strategy report, annually covering its Sustainability performance and approach to climate change issues for the preceding year. As the Company operates in the natural resource extraction industry, the Company strives to achieve leading operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates.
In the three months ended March 31, 2026, and to the date of this report, the Company had no significant environmental and safety incidents that required reporting to government agencies or other regulators.
In addition to its Sustainability Policy, the Company has implemented its Environmental Policy, Health and Safety Policy, which includes separate policies on discrimination, bullying, harassment, and violence, as well as a Workplace Employment Policy and a Policy Statement on Diversity. The Sustainability Reports, including climate strategy, and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.
SHARES ISSUED AND OUTSTANDING
At May 13, 2026, the issued and outstanding common shares of the Company totaled 107,622,939. In addition, there were 823,887 RSUs and 82,900 DSUs outstanding. Assuming the conversion of all of these instruments into shares, the issued and outstanding common shares would be 108,529,726.
RELATED PARTY TRANSACTIONS
During the three months ended March 31, 2026, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
RECENT ACCOUNTING PRONOUNCEMENTS
Refer to Note 2 in the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2026.
CRITICAL ACCOUNTING ESTIMATES
Refer to Note 4 in the Company’s audited consolidated financial statements for the year ended December 31, 2025.
RISKS AND UNCERTAINTIES
The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS
The consolidated financial statements and management’s discussion and analysis and any other materials included with them contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance relating but not limited to the Company’s expectations, intentions, estimates, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, "objective", "strategy", "plan", “intend”, “estimate”, "project", “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assessments, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of exploration programs or capital projects, timing of commencement or completion of operations, the realization of the Company’s plans, the completion of corporate transactions, the achievement of various corporate objectives and their timing, the outcomes of court proceedings, the values of the Secured Notes and the assumptions underlying such values, and the performance of systems and procedures and is based on current expectations that involve several business risks and uncertainties. Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, some of which may be inaccurate.
Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from expected results. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, the failure to raise the funds necessary to conduct its activities, to secure a joint venture partner to build or buy a project, to meet debt service obligations, or to determine estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, the inability to maintain good relationships with Indigenous groups with rights over the areas of its projects, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, a cybersecurity incident, adverse court rulings, climate and nature related risks to performance of work and maintenance of infrastructure, failure of personnel or contractors to perform within expected timelines and costs, inflation, changes in exchange rates, fluctuations in commodity prices, challenges to property title or access to properties, increased competition for properties, personnel or supplies, delays in the development of projects, unavailability of insurance and other factors identified in the Company’s other disclosure documents from time-to-time.
Shareholders are cautioned not to place undue reliance on forward-looking statements. By its nature, forward looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or other such factors which affect this information, except as required by law.